                                                                    Exhibit 4.11

Federal Kemper Life Assurance Company
1600 McConnor Parkway, Schaumburg, Illinois 60196-6801

ERISA LOAN RIDER

This Rider is made a part of the contract to which it is attached from the Issue Date of the contract or, if later, the date this Rider is added to the contract. Where provisions of this Rider are inconsistent with the provisions of the contract, the provisions of this Rider will control. This Rider is issued to amend the contract if the contract is issued under a plan described in Section 401(a) or 403(b) of the Internal Revenue Code of 1986, as amended ("Code") if the plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

As used in this Rider, "contract" means the contract or certificate to which this Rider is attached; "We," "Us" and "Our" mean the company named above. The Annuitant is the participant in the plan. The Owner is the employer that maintains the plan.

LOANS

At any time prior to the Annuity Date an ERISA loan may be requested. The loan will be administered from the fixed account unless We have designated another account for contracts with the same form number as the contract. The administering account will be assigned as security for the loan at the time the loan is made. Any additional value required as security beyond the value of the administering account will be obtained by transfer from the other accounts in the contract, if any. Such other accounts and transfer provisions are described in the contract.

The maximum ERISA loan amount available is the largest loan amount which, when added to the outstanding balance of all other qualified plan loans, does not exceed the lesser of $50,000 (reduced by the excess of the highest outstanding loan balance on all qualified plan loans during the 12 month period ending on the day before the loan is made over any loan amount outstanding on the date the loan is made) or 50% of an Annuitant's Contract Value less Debt. Contract Value and Debt are defined in the contract. The minimum ERISA loan amount available is $1,000.

The amount of Debt will reduce the amount payable upon death or surrender or the amount that may be applied under an Annuity Option.

We may defer the granting of a loan for six months from the date of Our receipt of a written loan request.

LOAN INTEREST

The ERISA loan interest rate is declared each month. It is based upon the Moody's Corporate Bond Yield Average - Monthly Average Corporates (rounded to the nearest .25%) for the calendar month ending two months before the date on which the loan is taken. If the Average is no longer published, the rate used in its place will be that set by law or by regulation of the insurance supervisory official of the state in which the contract is issued.

The loan interest rate is based on the declared interest rate at the time the loan is established. It is an annual rate compounded daily at the daily interest rates that would produce at the end of the 12 months a result identical to the one produced by applying an annual interest rate.

LOAN REPAYMENT

A loan may be repaid in full or in part at any time prior to the Annuity Date. After a loan has been made, repayment of the loan will be due on February 1, May 1, August 1 and November 1 of each year.

Repayment of Debt will be applied first to reduce that portion of Debt that is attributed to loan interest and then to that portion of Debt that is attributed to loan principal.

If a loan is in default, no additional loans are permitted until the initial loan is paid in full.

All loans must be repaid prior to the transfer of any amounts to another contract.

Failure to make timely repayment of the loan will result in a taxable distribution and possible tax penalties.

INTEREST APPLIED TO LOAN VALUE ASSIGNED AS SECURITY

While a loan is outstanding, the value securing the loan will earn interest at the daily equivalent of the annual loan interest rate reduced by not more than 2.5%.

LOAN AGREEMENT

The Annuitant must sign a loan agreement in the form prescribed by Us to be eligible for a loan. The interest rate and any service fees charged on a loan will be as stated in the loan agreement. The loan will also be subject to the terms of such agreement to the extent not inconsistent with the terms of this Rider. The loan must be approved by the plan administrator. The Annuitant's spouse, if any, must consent to any loan over $5,000.

AMENDMENTS

Subject to regulatory approval, We will amend the contract as needed to reflect any changes in the Code, ERISA, related regulations, or federal tax requirements. It will be deemed accepted unless returned to Us within 10 days of receipt.

Signed for the Federal Kemper Life Assurance Company at its home office in Schaumburg, Illinois.


         /s/ Illegible                               /s/ Illegible
         ------------------                          ------------------
         Secretary                                   President